Sit Balanced Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2016

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Bryce A. Doty, CFA, 26 years
Ronald D. Sit, CFA, 32 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**0.21**	**4.60**	**5.30**	**8.72**	**5.48**	**6.71**
S&P 500® Index	3.82	11.96	8.87	14.66	6.95	9.17
Bloomberg Barclays Aggregate Bond Index	-2.98	2.65	3.03	2.23	4.34	5.38

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Balanced	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**18.36**	**9.15**	**2.25**	**4.60**
S&P 500® Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	1.38	11.96
Bloomberg Barclays Aggregate Bond Index	4.33	6.97	5.24	5.93	6.54	7.84	4.22	-2.02	5.97	0.55	2.65

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Alphabet, Inc.	2.2
Apple, Inc.	2.0
Visa, Inc.	2.0
Microsoft Corp.	1.9
JPMorgan Chase & Co.	1.6

Bonds

Company Name	% of Net Assets
U.S. Treasury Note, 1.75%, 3/31/22	1.2
U.S. Treasury Strips, 2.59%, 5/15/44	0.9
FHLMC, 5.00%, 10/1/43	0.7
BlackRock Income Trust	0.6
Invista Finance, LLC, 4.25%, 10/15/19	0.6

PORTFOLIO ALLOCATION (%)

Stocks	63.3
Bonds	34.2
Cash and Other Net Assets	2.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.6
Number of Holdings:	252

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Sit Developing Markets Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Raymond E. Sit, 24 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-6.56**	**3.59**	**-7.03**	**-2.13**	**-0.85**	**3.05**
MSCI Emerging Markets Index	-4.56	8.58	-4.90	-1.21	-0.57	2.64

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Developing Markets Growth	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**0.59**	**-7.79**	**-15.88**	**3.59**
MSCI Emerging Markets Index	36.48	-54.48	74.50	16.36	-20.41	15.15	-4.98	-4.63	-16.96	8.58

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.2
Electronic Technology	15.4
Consumer Services	11.0
Retail Trade	9.2
Consumer Non-Durables	6.7
Technology Services	6.3
Producer Manufacturing	4.7
Consumer Durables	4.2
Sectors Less Than 4.2%	20.7
Cash and Other Net Assets	2.6

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	29.7
South Korea	12.0
Taiwan	8.1
South Africa	8.0
India	6.7
Brazil	5.7
Singapore	3.6
United States	3.5
11 Countries Less Than 3.5%	20.1
Cash and Other Assets	2.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	4.9
Samsung Electronics Co., Ltd.	4.7
Naspers, Ltd.	3.8
TAL Education Group, ADR	3.4
Shinhan Financial Group Co., Ltd.	3.4
iShares MSCI India ETF	3.3
NICE Systems, Ltd., ADR	3.1
China Construction Bank Corp.	3.1
Taiwan Semiconductor Co.	3.0
Alibaba Group Holding, Ltd., ADR	2.7
Total	35.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$6.9
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$64.2
Median Market Cap (Billions):	$18.2
Turnover Rate:	4.0 %
Beta (vs. MSCI Emerging Markets Index):	0.92

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2016

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Michael J. Stellmacher, CFA, 25 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**2.95**	**10.73**	**7.66**	**12.67**	**8.10**	**9.16**	**1.63**
S&P 500 Index	3.82	11.96	8.87	14.66	6.95	7.73	
Class S Shares	**2.95**	**10.49**	**7.38**	**12.40**	**7.83**	**8.32**	**1.37**
S&P 500 Index	3.82	11.96	8.87	14.66	6.95	7.49	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Class I Shares	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**28.18**	**12.12**	**0.51**	**10.73**
Class S Shares	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**27.95**	**11.79**	**0.25**	**10.49**
S&P 500 Index	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	1.38	11.96

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	3.4	Home Depot, Inc.	2.0
Verizon Communications, Inc.	2.9	Broadcom, Ltd.	2.0
Johnson & Johnson	2.5	Apple, Inc.	1.9
JPMorgan Chase & Co.	2.3	UnitedHealth Group, Inc.	1.7
Intel Corp.	2.0	Pfizer, Inc.	1.7
		Total	22.5

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.7
Health Technology	12.0
Producer Manufacturing	8.9
Electronic Technology	8.7
Consumer Non-Durables	8.0
Technology Services	5.3
Process Industries	5.1
Utilities	5.1
Sectors Less Than 5.0%	27.5
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$927.3
S Share Assets (Millions):	$67.4
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$111.7
Median Market Cap (Billions):	$49.0
Turnover Rate:	32.1 %
Beta (vs. S&P 500 Index):	0.96

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Global Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of December 31, 2016

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Raymond E. Sit, 24 years
Michael J. Stellmacher, CFA, 25 years
Tasha M. Murdoff, 21 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**0.52**	**4.96**	**2.65**	**8.38**	**8.22**	**1.74**
Class S Shares	**0.40**	**4.71**	**2.38**	**8.11**	**7.95**	**1.49**
MSCI World Index	1.86	7.51	3.80	10.41	7.10	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**21.70**	**4.03**	**-0.93**	**4.96**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**	**3.76**	**-1.21**	**4.71**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	26.68	4.94	-0.87	7.51

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	22.5
Health Technology	11.7
Producer Manufacturing	9.1
Consumer Non-Durables	8.1
Electronic Technology	6.3
Technology Services	5.4
Communications	5.0
Process Industries	4.9
Sectors Less Than 4.5%	24.7
Cash and Other Net Assets	2.3

PORTFOLIO COUNTRY ALLOCATION (%)

United States	58.5
Switzerland	6.8
Netherlands	5.0
United Kingdom	4.6
Germany	3.6
Ireland	3.1
France	3.0
Japan	2.6
6 Countries Less Than 2.6%	10.5
Cash and Other Assets	2.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Verizon Communications, Inc.	3.0
Medtronic, PLC	3.0
Roche Holding AG	2.9
Microsoft Corp.	2.8
Pfizer, Inc.	2.5
BCE, Inc.	2.2
Nestle SA	2.2
JPMorgan Chase & Co.	2.2
Apple, Inc.	2.1
Iberdrola SA	2.0
Total	14.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$22.7
S Share Assets (Millions):	$3.1
Number of Holdings:	68
Wtd. Avg. Market Cap (Billions):	$115.4
Median Market Cap (Billions):	$58.1
Turnover Rate:	14.6 %
Beta (vs. MSCI World Index):	0.92

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit International Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2016

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Tasha M. Murdoff, 21 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-6.41**	**-6.66**	**-3.39**	**4.72**	**0.03**	**3.48**
MSCI EAFE Index	-0.71	1.00	-1.60	6.53	0.75	4.93

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
International Growth	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**17.56**	**-7.88**	**4.86**	**-6.66**
MSCI EAFE Index	11.17	-43.38	31.78	7.75	-12.14	17.32	22.78	-4.90	-0.81	1.00

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.4
Consumer Non-Durables	16.4
Health Technology	10.2
Technology Services	7.3
Electronic Technology	6.5
Process Industries	6.4
Producer Manufacturing	5.9
Commercial Services	5.6
Sectors Less Than 5.0%	22.1
Cash and Other Net Assets	2.2

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	23.2
Japan	12.2
France	9.7
Netherlands	9.6
Switzerland	8.0
China/Hong Kong	6.5
Germany	5.5
Canada	5.3
8 Countries Less Than 5.3%	17.8
Cash and Other Assets	2.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	2.7
ING Groep NV	2.5
Astellas Pharma, Inc.	2.4
Iberdrola SA	2.2
Siemens AG	2.1
DS Smith, PLC	2.1
RELX NV	2.1
Reckitt Benckiser Group, PLC	2.0
Diageo, PLC, ADR	2.0
British American Tobacco, PLC	2.0
Total	22.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$19.6
Number of Holdings:	73
Wtd. Avg. Market Cap (Billions):	$58.9
Median Market Cap (Billions):	$30.3
Turnover Rate:	21.9 %
Beta (vs. MSCI EAFE Index):	0.88

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Large Cap Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Ronald D. Sit, CFA, 32 years
Michael J. Stellmacher, CFA, 25 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**0.75**	**4.36**	**6.55**	**12.24**	**6.59**	**9.73**
Russell 1000® Growth Index	1.01	7.08	8.55	14.50	8.33	10.87

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Large Cap Growth	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**29.21**	**10.97**	**4.47**	**4.36**
Russell 1000® Growth Index	11.81	-38.44	37.21	16.71	2.64	15.26	33.48	13.05	5.67	7.08

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.9	PepsiCo, Inc.	2.5
Apple, Inc.	5.2	Adobe Systems, Inc.	2.4
Microsoft Corp.	3.9	Broadcom, Ltd.	2.4
Facebook, Inc.	2.9	Home Depot, Inc.	2.2
Visa, Inc.	2.8	Verizon Communications, Inc.	2.2
		Total	33.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	22.4
Electronic Technology	11.8
Health Technology	11.7
Consumer Services	8.9
Retail Trade	7.1
Consumer Non-Durables	6.6
Producer Manufacturing	6.6
Finance	6.3
Sectors Less Than 5.0%	18.1
Cash and Other Net Assets	0.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$111.9
Number of Holdings:	77
Wtd. Avg. Market Cap (Billions):	$151.3
Median Market Cap (Billions):	$61.7
Turnover Rate:	7.8 %
Beta (vs. Russell 1000® Growth Index):	0.99

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Mid Cap Growth Fund

As of December 31, 2016

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 25 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**1.49**	**3.10**	**2.24**	**11.04**	**5.85**	**11.32**
Russell Midcap® Growth Index	0.46	7.33	6.23	13.51	7.83	n/a

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Mid Cap Growth	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**33.42**	**6.01**	**-2.22**	**3.10**
Russell Midcap® Growth Index	11.44	-44.32	46.29	26.38	-1.65	15.81	35.74	11.90	-0.20	7.33

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ulta Salon Cosmetics & Fragrance, Inc.	3.2	Alaska Air Group, Inc.	2.4
TJX Cos., Inc.	2.9	Ultimate Software Group, Inc.	2.3
Broadcom, Ltd.	2.8	Applied Materials, Inc.	2.2
Ecolab, Inc.	2.6	priceline.com, Inc.	2.2
Waste Connections, Inc.	2.5	Cardtronics, PLC	2.1
		Total	25.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	14.2
Electronic Technology	10.7
Finance	9.3
Health Technology	8.6
Producer Manufacturing	7.4
Retail Trade	7.1
Consumer Services	6.9
Commercial Services	5.4
Sectors Less Than 5.4%	26.0
Cash and Other Net Assets	4.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$142.0
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$20.3
Median Market Cap (Billions):	$10.4
Turnover Rate:	12.5 %
Beta (vs. Russell Midcap® Growth Index):	0.98

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Minnesota Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds

As of December 31, 2016

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Paul J. Jungquist, CFA, 22 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-3.72**	**0.14**	**4.45**	**3.44**	**4.05**	**4.71**
Bloomberg Barclays 5-Year Muni Bond Index	-2.63	-0.39	1.73	1.79	3.74	4.33

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Minnesota Tax-Free Income	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**	**9.91**	**3.54**	**0.14**
Bloomberg Barclays 5-Year Municipal Bond Index	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	2.43	-0.39

YIELDS (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	3.11	33.65% Tax Rate	4.69
		43.03% Tax Rate	5.46
		44.83% Tax Rate	5.64
		48.98% Tax Rate	6.10

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85%, as applicable.

QUALITY RATINGS (%)

AAA	4.5
AA	31.0
A	20.4
BBB	7.8
Less than BBB	5.8
Non-Rated	30.1
Cash and Other Net Assets	0.4

Assessment of Non-Rated Securities

AAA	0.0
AA	0.0
A	0.3
BBB	8.8
BB	21.0
Less than BB	0.0

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.2
Hospital / Health Care	17.4
Single Family Mortgage	16.0
Education/Student Loan	14.5
Municipal Lease	7.0
Other Revenue	5.8
Utility	4.8
General Obligation	4.0
Sectors Less Than 3.0%	8.9
Cash and Other Net Assets	0.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$508.8
Average Maturity:	16.8 Years
Duration to Estimated Avg. Life:	5.9 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit Small Cap Growth Fund

As of December 31, 2016

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 25 years
Michael J. Stellmacher, CFA, 25 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**4.98**	**3.56**	**0.75**	**9.68**	**6.30**	**9.98**
Russell 2000® Growth Index	3.57	11.32	5.05	13.74	7.76	7.76

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Small Cap Growth	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**35.66**	**1.46**	**-2.66**	**3.56**
Russell 2000® Growth Index	7.05	-38.54	34.47	29.09	-2.91	14.59	43.30	5.60	-1.38	11.32

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.4	Scotts Miracle-Gro Co.	2.0
Waste Connections, Inc.	2.3	Aspen Technology, Inc.	2.0
Ulta Salon Cosmetics & Fragrance, Inc.	2.1	Cardtronics, PLC	1.9
First Republic Bank/CA	2.0	Dunkin' Brands Group, Inc.	1.9
Skyworks Solutions, Inc.	2.0	EMCOR Group, Inc.	1.9
		Total	20.5

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	13.7
Health Technology	10.7
Producer Manufacturing	10.0
Electronic Technology	9.5
Finance	8.9
Consumer Services	7.7
Consumer Durables	7.5
Commercial Services	7.1
Sectors Less Than 5.0%	24.1
Cash and Other Net Assets	0.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$86.5
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$6.6
Median Market Cap (Billions):	$3.8
Turnover Rate:	14.8 %
Beta (vs. Russell 2000® Growth Index):	0.85

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2016

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Paul J. Jungquist, CFA, 22 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**-3.88**	**0.64**	**6.22**	**4.71**	**3.98**	**5.21**
Bloomberg Barclays 5-Year Muni Index	-2.63	-0.39	1.73	1.79	3.74	5.07

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Tax-Free Income	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-4.46**	**14.60**	**3.91**	**0.64**
Bloomberg Barclays 5-Year Municipal Bond Index	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	2.43	-0.39

YIELDS (%)

30-Day SEC Yield	3.22

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	4.47
36.8% Tax Rate	5.09
38.8% Tax Rate	5.26
43.4% Tax Rate	5.69

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

QUALITY RATINGS (%)

AAA	10.6
AA	29.3
A	21.9
BBB	4.3
Less than BBB	3.7
Non-Rated	21.4
Cash and Other Net Assets	8.8

Assessment of Non-Rated Securities

AAA	0.0
AA	0.3
A	0.2
BBB	1.7
BB	15.5
Less than BB	3.7

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.3
Single Family Mortgage	21.3
Other Revenue	11.3
Education/Student Loan	7.5
Insured	6.2
General Obligation	6.1
Investment Companies	5.4
Hospital / Health Care	4.1
Sectors Less Than 3.0%	8.0
Cash and Other Net Assets	8.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$154.8
Average Maturity:	16.5 Years
Duration to Estimated Avg. Life:	5.6 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Sit U.S. Government Securities Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2016

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 30 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
U.S. Government Securities	**-1.19**	**0.69**	**1.44**	**0.97**	**3.20**	**5.45**	**2.31**
Bloomberg Barclays Interm. Gov't Index	-2.18	1.05	1.58	1.04	3.42	5.63	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
U.S. Government Securities	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**	**2.22**	**1.42**	**0.69**
Bloomberg Barclays Interm. Gov't Index	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	2.52	1.18	1.05

PORTFOLIO SECTOR ALLOCATION (%)

CMO	50.0
FNMA Pass-Through	21.1
GNMA Pass-Through	12.9
FHLMC Pass-Through	9.1
U.S. Treasury/Federal Agy.	2.0
Asset-Backed	1.9
SBA Pass-Through	0.8
Cash & Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$663.2
Average Maturity:	19.3 Years
Effective Duration:	1.2 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Sit Quality Income Fund

Sit Investment Associates
Sit Mutual Funds

As of December 31, 2016

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be 'A' or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 30 years
Christopher M. Rasmussen, CFA, 16 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Quality Income	**-0.10**	**0.79**	**0.40**	**0.44**	**1.37**
Bloomberg Barclays U.S. 1-3 Year Government/Credit Index	-0.39	1.28	0.90	0.84	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	2014	2015	YTD 2016
Quality Income	**0.58**	**0.68**	**-0.27**	**0.79**
Bloomberg Barclays U.S. 1-3 Year Governmentt/Credit Index	0.64	0.77	0.65	1.28

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	36.4
Corporate Bonds	14.2
Asset-Backed (non-agency)	13.5
Mortgage Pass-Through (Agy.)	12.0
Taxable Municipal	7.8
CMO (non-agency)	6.2
Taxable Municipal (Agy-Backed)	3.6
Cash & Other Net Assets	6.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$73.2
Average Maturity:	5.9 Years
Effective Duration:	0.8 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www. sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Sit Small Cap Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of December 31, 2016

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 25 years
Michael T. Manns, 29 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

	3 Month	1 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**7.34**	**20.59**	**7.07**	**1.06**
Class S Shares	**7.31**	**20.31**	**6.81**	**0.81**
Russell 2000® Index	8.83	21.31	6.21	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2015*	YTD 2016
Class I Shares	**-6.51**	**20.59**
Class S Shares	**-6.69**	**20.31**
Russell 2000® Index	-8.37	21.31

*Due to the Fund's inception date of 3/31/15, the 2015 calendar year returns of the Fund and its benchmarks reflect performance since 3/31/15.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
East West Bancorp, Inc.	1.9	Power Integrations, Inc.	1.5
MKS Instruments, Inc.	1.7	Monolithic Power Systems, Inc.	1.5
Thor Industries, Inc.	1.7	Booz Allen Hamilton Holding Corp.	1.5
DST Systems, Inc.	1.5	Legg Mason, Inc.	1.4
Deluxe Corp.	1.5	HealthSouth Corp.	1.4
		Total	15.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.1
Consumer Services	9.0
Process Industries	7.3
Producer Manufacturing	7.2
Consumer Durables	6.1
Commercial Services	5.3
Consumer Non-Durables	5.2
Electronic Technology	4.7
Sectors Less Than 4.0%	24.8
Cash and Other Net Assets	6.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$10.5
S Share Assets (Millions):	$3.0
Number of Holdings:	104
Wtd. Avg. Market Cap (Billions):	$3.9
Median Market Cap (Billions):	$3.2
Turnover Rate:	6.6 %
Beta (vs. Russell 2000® Index):	0.74

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit ESG Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
David A. Brown, 21 years
Kent L. Johnson, CFA, 27 years
Michael T. Manns, 29 years
Tasha M. Murdoff, 21 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

	3 Month	Since Inception
Class I Shares	**0.40**	**2.01**
Class S Shares	**0.38**	**1.88**
MSCI World Index	1.86	6.81

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOTAL RETURN BY CALENDAR YEAR (%)

	YTD 2016*
Class I Shares	**2.01**
Class S Shares	**1.88**
MSCI World Index	6.81

*Due to the Fund's inception date of 6/30/16, the 2016 calendar year returns of the Fund and its benchmarks reflect performance since 6/30/16.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.1
Consumer Non-Durables	13.9
Health Technology	11.0
Technology Services	8.3
Producer Manufacturing	7.8
Consumer Services	7.6
Communications	4.3
Energy Minerals	4.2
Sectors Less Than 4.2%	22.8
Cash and Other Net Assets	2.0

PORTFOLIO COUNTRY ALLOCATION (%)

United States	56.9
Japan	5.5
Canada	5.3
Ireland	5.1
Switzerland	4.4
Spain	4.3
Netherlands	4.1
France	3.8
4 Countries Less Than 3.8%	8.6
Cash and Other Assets	2.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Johnson & Johnson	2.7
Pfizer, Inc.	2.6
Iberdrola SA, ADR	2.4
Delta Air Lines, Inc.	2.4
Verizon Communications, Inc.	2.3
Ingersoll-Rand, PLC	2.3
ING Groep NV, ADR	2.2
Occidental Petroleum Corp.	2.2
Marriott International, Inc.	2.2
Goldman Sachs Group, Inc.	2.2
Total	23.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$2.1
S Share Assets (Millions):	$2.1
Number of Holdings:	59
Wtd. Avg. Market Cap (Billions):	$105.8
Median Market Cap (Billions):	$66.7
Turnover Rate:	11.9 %
Beta (vs. MSCI World Index):	0.94

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.